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February 5, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim

Re: Avigen, Inc. (“Avigen” or “the Company”)
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed January 29, 2009
Filed by Biotechnology Value Fund, L.P. et. al. (the “BVF Group”)
File No. 000-28272

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated February 2, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with the members of the BVF Group and provide the following supplemental response on their behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in Amendment No. 1 to the Preliminary Proxy Statement.  Our responses are numbered to correspond to your comments.

Schedule 14A

General

1.
We note your revised disclosure and response in relation to comment four in our letter dated January 22, 2009.  Please delete your statement on page 7 that “Under the best case scenarios, we believe the Proposed Merger could lead to an extraordinary, uncapped return for Avigen stockholders” since it appears that you do not have a reasonable basis for the statement, or advise us.

We acknowledge the Staff’s comment.  The proxy statement has been revised to remove the statement.  Please see page 8 of the proxy statement.

February 5, 2009

Background to Solicitation, page 4

2.
We note that you suggest that the company buy back shares at $1.25 per share in December 2009.  Please provide us supplementally with support for this statement and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values.  See Exchange Act Release No. 16833 (May 23, 1980).  In addition, reconcile this valuation with your estimated liquidation value of $1.22 per share, as disclosed on page 7.

We acknowledge the Staff’s comment.  On a supplemental basis we note that the $1.25 per share value was included as an example of one particular price the Company could have guaranteed to buy-back its Shares in the future.  It was not an analysis or valuation.  To avoid any concern by the Staff, the proxy statement has been revised to remove the reference to the price of $1.25 per share for a proposed buy-back.  Please see page 4 of the proxy statement.  Additionally, we confirm that any future implied or express valuations will be accompanied by disclosure that facilitates security holders’ understanding of the basis for and limitations on the projected realizable values.

3.
We note that throughout your document you refer to the board’s poison pill.  Please revise to clarify that you are referring to a stockholders’ rights plan and briefly describe the material provisions of the stockholders’ rights plan including the pill threshold and how it keeps “BVF from purchasing additional stock in the Company.”

The proxy statement has been revised to include the requested disclosure regarding the Company’s stockholders’ rights plan.  Please see pages 5 and 10 of the proxy statement.

Proposal No. 1 – Removal of Existing Directors Serving on Avigen’s Board, page 6

4.
We note your revised disclosure and response in relation to comment eight in our letter dated January 22, 2009.  Please provide further description of the overlapping drug development by MediciNova and Avigen as it relates to the projected synergies of the Proposed Merger.  In addition, please reconcile this disclosure with your statement on page 5 that “…Avigen has no real business at this time and has abandoned the development of all its products.”

We acknowledge the Staff’s comment and have added the requested disclosure regarding the overlapping drug development by MediciNova and Avigen as it relates to the projected synergies of the Proposed Merger.  Please see page 9 of the Proxy Statement.

Regarding the statement on page 5 that “Avigen has no real business at this time,” Avigen owns certain limited assets, including limited intellectual property regarding AV411.  We believe Avigen is looking to partner, or enter into a deal for a third party to develop this intellectual property.  To our knowledge, other than holding cash and certain assets, Avigen has no operations or business.  We believe looking for a partner to develop this one asset is consistent with our statement that Avigen has no real business at this time.  On a supplemental basis we have provided supplemental evidence of the Board’s and management’s statements regarding the Company’s plans to partner its remaining assets and to look for opportunities for its cash, including hiring two independent financial bankers to look for opportunities for the Company.

February 5, 2009

Proposal No. 3 – Proposal to Elect the Nominees, page 11

5.
We note your revised disclosure and response in relation to comment nine in our letter dated January 22, 2009.  Please advise us as to whether any advance notice provisions affect your ability to designate other nominees.  Further we note that you will file and deliver supplemental proxy materials; please revise to clarify that these supplemental proxy materials will include a revised proxy card.

We acknowledge the Staff’s comment.  We note that the Preliminary Proxy Statement currently states that a substitute nominee will be nominated only to the extent permitted by the Company’s Bylaws.

In addition, the proxy statement has been revised to state that the BVF Group will include a revised proxy card with any supplemental proxy materials delivered to stockholders in connection to the nomination of a substitute nominee.  Please see page 16 of the proxy statement.

6.
We note your response to comment ten in our letter dated January 22, 2009 and your revised disclosure that the nominees intend to reduce the size of the board to four directors.  Please advise us of the basis for reducing the size of the board by director action and why reducing the size of the board should not be a separate proposal.  Refer to Rule 14a-4(a)(3) and the Fifth Supplement to the Division of Corporation Finance’s Telephone Interpretation Manual (September 2004).

We acknowledge the Staff’s comment.  The proxy statement has been revised to state that the size of the Board will only be reduced if the Nominees are the sole directors elected.  Please see page 14 of the proxy statement.  On a supplemental basis, we note that under the Company’s Amended and Restated Certificate of Incorporation and Bylaws, the size of the Board is set solely by resolution of the Board and that the Company’s stockholders do not have the ability to set the size of the Board.  Accordingly the BVF Group has not included a proposal to set the size of the Board for vote by stockholders at the Special Meeting.  Accordingly, we do not believe it would be appropriate to include reducing the size of the Board as a separate proposal.

*     *     *     *     *

February 5, 2009

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman, Esq.

Enclosure

cc:           Mark N. Lampert